Exhibit (a)(1)(i)

Rydex Capital Partners SPhinX Fund

9601 Blackwell Road, Suite 500, Rockville, MD 20850

(888) 597-9339

Offer to Purchase for Cash

Up to 100% of the SPhinX Fund’s Issued and Outstanding Shares of Beneficial Interest at Net Asset Value

All requests to have Shares repurchased must be RECEIVED by Forum Shareholder
Services, LLC in proper form no later than 12:00 midnight Eastern time
May 22, 2006, unless the Offer to Purchase is Extended

April 25, 2006

Dear Rydex Capital Partners SPhinX Fund (the “Fund”) Shareholder:

This notice is to inform you about the Fund’s offer to repurchase up to one hundred percent (100%) of the Fund’s shares of beneficial interest (the “Shares”) issued and outstanding as of 12:00 midnight Eastern time May 22, 2006, unless extended (the “Expiration Date”), upon the terms and conditions contained in the Offer to Purchase and Letter of Transmittal, which as amended or supplemented from time to time constitute the Special Repurchase Offer (the “Special Repurchase Offer”). As a Fund Shareholder, you may participate in the Special Repurchase Offer.

The purpose of this Special Repurchase Offer is to enable Shareholders, who would prefer not to participate in the proposed reorganization of the Fund into and with the Absolute Return Strategies Fund, a series of Rydex Series Funds, an opportunity to redeem their remaining interest in the Fund.

Due in part to the Refco, Inc. (“Refco”) bankruptcy proceedings, previously discussed in the Supplement, dated December 30, 2005, to the Rydex Capital Partners SPhinX Fund Prospectus, dated August 1, 2005, the Board of Trustees of the Fund (the “SPhinX Board”) has come to believe that the shareholders’ best interests would be better served if the Fund combined with and became a part of the Absolute Return Strategies Fund (the “ARS Fund”). Therefore, the SPhinX Board is recommending that the shareholders of the Fund consider and approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) to reorganize the Fund into and with the ARS Fund. A copy of the Combined Proxy Statement/Prospectus materials, including the proxy card, which discusses the proposed reorganization in more detail, was mailed to Shareholders

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on or about April 19, 2005. Whether or not you tender your remaining interest in the Fund, your vote is important to us.

If you are not interested in selling any of your Shares at this time, you do not have to do anything and can disregard this notice.

The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on May 25, 2006 (the “Net Asset Value Determination Date”). A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest. However, there is a likelihood that any tender of Fund shares in connection with the Special Repurchase Offer will result in the payment of approximately 89% of the repurchase cash proceeds within the timeframes set forth in the Special Repurchase Offer materials. The remaining 11% of proceeds will be withheld pending resolution of the Refco bankruptcy proceedings. Shares repurchased in connection with the Special Repurchase Offer will not be subject to a repurchase fee.

If you wish to sell all or a portion of your Shares during this tender period, you can do so in one of the following ways:

1.                                       If your Shares are held in your own name (please refer to your account statement), you can complete the attached Letter of Transmittal and return it to the Fund’s transfer agent, Forum Shareholder Services, LLC, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any U.S. tax information, by the Expiration Date (12:00 midnight Eastern time on May 22, 2006, unless extended).

2.                                       If your Shares are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, “Financial Intermediary”), you should contact your Financial Intermediary to tender such Shares. The Financial Intermediary may charge a transaction fee for processing your repurchase request.

The Special Repurchase Offer has been unanimously approved by the Fund’s Board of Trustees. However, neither the Fund nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Special Repurchase Offer. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, consult their financial and tax advisers and make their own decision whether or not to present Shares for redemption. If you have any questions, call your financial adviser or broker, or you can call Forum Shareholder Services, LLC at 888-59RYDEX (888-597-9339).

Sincerely,

Rydex Capital Partners SPhinX Fund

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TABLE OF CONTENTS

I.	SUMMARY TERM SHEET
II.	SPECIAL REPURCHASE OFFER TERMS
	1.	The Special Repurchase Offer
	2.	Expiration Date
	3.	Net Asset Value Determination Date
	4.	Net Asset Values
	5.	Payment for Repurchased Shares
	6.	Withdrawal Rights
	7.	Suspension or Postponement of Special Repurchase Offer
	8.	Tax Consequences
	9.	Repurchase Fees
	10.	Proper Form of Repurchase Request Documents
A. Proper Presentation of Shares for Redemption
B. Signature Guarantees and Method of Delivery
C. Determination of Validity
D. Federal Income Tax Withholding
	11.	Recommendations
	12.	Source and Amount of Funds; Effect of the Special Repurchase Offer
	13.	Certain Legal Matters
	14.	Interests of Trustees and Officers; Transactions and Arrangements Concerning Shares

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Rydex Capital Partners SPhinX Fund

SUMMARY TERM SHEET

Rydex Capital Partners SPhinX Fund

Offer to Purchase for Cash

Up to 100% of the SPhinX Fund’s Issued and Outstanding Shares of Beneficial Interest at Net Asset Value

Summary Term Sheet

Rydex Capital Partners SPhinX Fund (the “Fund”) is offering to repurchase up to 100% of the Fund’s shares of beneficial interest (the “Shares”) issued and outstanding as of the Expiration Date (defined below). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on May 25, 2006 (the “Net Asset Value Determination Date”). You will be receiving with this Summary Term Sheet, or through your broker, commercial bank, trust company, retirement plan trustee or other nominee (collectively “Financial Intermediary”), the Offer to Purchase dated April 25, 2006 and the Letter of Transmittal, which as amended or supplemented from time to time constitute the Special Repurchase Offer (the “Special Repurchase Offer”).

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Special Repurchase Offer and the forms you will need to submit if you decide to tender your Shares in the Special Repurchase Offer.

This is only a summary overview of information relating to the Special Repurchase Offer. Please read and carefully review the Offer to Purchase dated April 25, 2006 and related documents prior to making a decision regarding the Special Repurchase Offer. You may also want to consult with your financial and tax advisers when considering the Special Repurchase Offer.

The Special Repurchase Offer expires at 12:00 midnight Eastern time May 22, 2006, unless extended (the “Expiration Date”).

All tenders of Shares for repurchase must be received in proper form by the Fund’s transfer agent, Forum Shareholder Services, LLC (the “Transfer Agent”), by the Expiration Date.

What is the Special Repurchase Offer and Why is Being Made?

The Special Repurchase Offer is an opportunity to redeem your remaining interest in the Fund at net asset value in exchange for cash instead of participating in the proposed reorganization of the Fund into and with the ARS Fund.

The main components of the Special Repurchase Offer include:

a)  the repurchase of Shares at the Fund’s net asset value per Share determined on the Net Asset Value Determination Date; and

b)  payment of the Repurchase Price for every Share tendered and accepted, in cash, without interest, in exchange for the repurchase by the Fund of your Shares.

What is the purchase price for Shares in the Special Repurchase Offer and how is it calculated?

The Repurchase Price is an amount equal to the net asset value of the Shares as of the Net Asset Value Determination Date. A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest. However, there is a likelihood that any tender of Fund shares in connection with the Special Repurchase Offer will result in the payment of approximately 89% of the repurchase cash proceeds within the timeframes set forth in the Special Repurchase Offer materials. The remaining 11% of proceeds will be withheld pending resolution of the Refco bankruptcy proceedings. No repurchase fee will be assessed to Shares repurchased in connection with the Special Repurchase Offer.

The initial calculation of the Fund’s net asset value on the Net Asset Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Prospectus of the Fund. The Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by the Fund.

Shareholders can obtain the current net asset value per Share during the period of the Special Repurchase Offer by calling 888-59RYDEX (888-597-9339), between the hours of 8:00 a.m. and 6:00 Eastern time, Monday-Friday (except holidays).

No one can accurately predict the net asset value per share on a future date. The net asset value on the Expiration Date may be higher or lower than the net asset value per share on the Net Asset Determination Date.

Is this Special Repurchase Offer the only way I can sell my Shares?

Yes. If the proposed reorganization is approved, the reorganization would occur on or about June 2, 2006 or as soon as reasonably practicable after shareholder approval is obtained. Shortly after the distribution of H-Class Shares of the ARS Fund to SPhinX shareholders, SPhinX will liquidate and distribute any of its remaining assets and satisfy any of its liabilities that are not assumed by the ARS Fund, and its operations will be discontinued. SPhinX will be de-registered under the Investment Company Act of 1940 as soon thereafter as practicable and will be dissolved under Delaware State law. However, following the reorganization, any ARS Fund Shares that you may hold would be redeemable, subject to any applicable redemption fees, on a daily basis.

What action do I need to take if I decide not to submit my Shares for repurchase in the Special Repurchase Offer?

On or about April 19, you should receive the Combined Proxy Statement/Prospectus materials, including a proxy card, discussing the proposed reorganization. Whether or not you participate in the Special Repurchase Offer your vote on the proposed reorganization is very important to the Fund.

If the reorganization is approved, each SPhinX Shareholder will receive a number of full and fractional H-Class Shares of the ARS Fund equal in value to each shareholder’s pro rata interest in the net assets transferred to the ARS Fund in the reorganization. It is expected that the value of each SPhinX Shareholder’s account in the ARS Fund immediately after the reorganization will be the same as the value of that shareholder’s SPhinX account immediately prior to the reorganization, less the value of any assets or liabilities of SPhinX that are not transferred to the ARS Fund as a result of the Refco bankruptcy proceedings.

How do I submit Shares for redemption if I want to participate in the Special Repurchase Offer?

You should review the Offer to Purchase before making your decision. If your Shares are registered in your name, you should obtain and read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal (including required U.S. tax information). These materials must be received by the Transfer Agent, in proper form, by the Expiration Date.

If your Shares are held by a Financial Intermediary (e.g., in “street name”), you should contact that firm to obtain the package of information necessary to make your decision. Depending on your Financial Intermediaries guidelines, you may be required to redeem your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Transfer Agent by the Expiration Date.

Participating Shareholders should carefully ensure all information required in order to participate in the Special Repurchase Offer, including certain U.S. tax information, has been provided and is accurate. The Fund is under no obligation to notify Shareholders of any errors or incomplete information in their submission. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

Does management encourage Shareholders to participate in the Special Repurchase Offer, and will management participate in the Special Repurchase Offer?

None of the Fund, its Board of Trustees, the Transfer Agent or the Fund’s investment adviser, Rydex Capital Partners I, LLC (“Rydex”) is making any recommendation to participate or not participate in the Special Repurchase Offer. The Fund has been advised that no member of the Board of Trustees, Officer of the Fund, or Rydex intends to participate.

What should I consider in making a decision to participate in the Special Repurchase Offer?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer of Purchase and the Combined Proxy Statement/Prospectus, sent under separate cover, for more information. Before making a decision, you should weigh the advantages and disadvantages of participating in the Special Repurchase Offer.

The Fund does not charge a special handling or processing fee for repurchases. However, any transaction fee by Financial Intermediaries could impact the overall return you receive for participation in the Special Repurchase Offer. You should also consider the tax consequences of participation in the Special Repurchase Offer. The receipt of either H-Class Shares of the ARS Fund, as a result of the proposed reorganization, or redemption proceeds, as a result of this special repurchase offer, generally is a taxable transaction. You are encouraged to consult with your tax adviser regarding the tax implications of participating in the Special Repurchase Offer. See Section 9 of the Offer to Purchase.

Whether or not you participate in the Special Repurchase Offer, there is a risk that the Fund’s net asset value may fluctuate following the Special Repurchase Offer. The Fund’s net asset value may increase or decrease in value between the Expiration Date and the Net Asset Determination Date.

The Fund recommends that you consult your financial and tax advisers prior to making a decision to participate in the Special Repurchase Offer.

If I decide not to participate in the Special Repurchase Offer, how will that affect the Shares that I own?

If approved, the reorganization would occur on or about June 2, 2006 or as soon as reasonably practicable after shareholder approval is obtained. As a result of the reorganization, each SPhinX shareholder will receive a number of full and fractional H-Class Shares of the ARS Fund equal in value to each shareholder’s pro rata interest in the net assets transferred to the ARS Fund in the reorganization. It is expected that the value of each SPhinX shareholder’s account in the ARS Fund immediately after the reorganization will be the same as the value of that shareholder’s SPhinX account immediately prior to the reorganization, less the value of the restricted assets. Any assets that are restricted on the date of the reorganization will be retained by the Fund and held in trust pending the removal of any restrictions placed on the assets. Once any restrictions are removed, the retained assets will be liquidated and distributed to the Fund’s Shareholders.

Shortly after the distribution of H-Class Shares of the ARS Fund to SPhinX shareholders, SPhinX will liquidate and distribute any of its remaining assets and satisfy any of its liabilities that are not assumed by the ARS Fund, and its operations will be discontinued. SPhinX will be de-registered under the Investment Company Act of 1940 as soon thereafter as practicable and will be dissolved under Delaware State law.

Will I have to pay anything to participate in the Special Repurchase Offer?

Although no fee or commission is payable by you to the Fund in order to participate in the Special Repurchase Offer, your Financial Intermediary may charge you a fee for processing your paperwork to participate in the Special Repurchase Offer and sending it to the Transfer Agent.

May I withdraw my Shares after I have submitted them for repurchase and, if so, by when?

Yes, you may withdraw your Shares at any time prior to 12:00 midnight Eastern time May 22, 2006. A notice of withdrawal of Shares submitted in the Special Repurchase Offer must be timely received by the Transfer Agent and the notice must specify the name of the Shareholder who submitted the Shares in the Special Repurchase Offer, the number of Shares being withdrawn and the name of the registered owner if different from the person who submitted the Shares in the Special Repurchase Offer. Withdrawn Shares can be again submitted in the Special Repurchase Offer by following the procedures of the Special Repurchase Offer before the Expiration Date (including any extension period).

May I place conditions on my participation in the Special Repurchase Offer?

No.

Is there a limit on the number of Shares I submit in the Special Repurchase Offer?

No. However, a Shareholder who tenders for repurchase only a portion of the Shareholder’s investment in Shares will be required to maintain a minimum capital account balance of $15,000, as of the Net Asset Value Determination Date.

Is my participation in the Special Repurchase Offer a taxable transaction for U.S. federal income tax purposes?

For most Shareholders, yes. The participation in the Special Repurchase Offer by U.S. Shareholders, other than those who are tax exempt, will generally be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange, or, under certain circumstances, as a dividend. There may also be federal tax withholding. See Section 9 of the Special Repurchase Offer Terms for details, including the nature of any income or loss and the differing rules for U.S. and non-U.S. Shareholders. Please consult your tax adviser as well.

May the Special Repurchase Offer be extended?

The Expiration Date is at 12:00 midnight Eastern time May 22, 2006, unless extended. The Fund may extend the period of time the Special Repurchase Offer is open. Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five business days after the previously scheduled Expiration Date.

Is the Fund required to complete the Special Repurchase Offer and redeem all Shares validly submitted in the Special Repurchase Offer up to the maximum of the amount of the Special Repurchase Offer?

Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to redeem any Shares properly submitted for repurchase as described in Section 8 of the Offer to Purchase.

Is there any reason Shares submitted in the Special Repurchase Offer would not be accepted?

In addition to those circumstances described in Section 8 of the Offer to Purchase in which the Fund is not required to accept Shares submitted for repurchase, the Fund has reserved the right to reject any and all requests to participate in the Special Repurchase Offer determined by it not to be in appropriate form. The Special Repurchase Offer is not conditioned upon submission of a minimum number of Shares.

How will Shares submitted in the Special Repurchase Offer be accepted for repurchase?

Shares properly submitted in the Special Repurchase Offer will be accepted for repurchase by the determination of the Fund. These submitted Shares will thereafter be cancelled by the Fund’s transfer agent.

How do I obtain additional information?

Questions and requests for assistance should be directed to the Transfer Agent, at 888-59RYDEX (888-597-9339). Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should also be directed to the Transfer Agent. If you are not the record holder of your Shares, you should obtain this information and all other related documents from your Financial Intermediary.

The Letter of Transmittal should be sent to the Transfer Agent at the following addresses, or pursuant to the instructions of your Financial Intermediary:

Regular mail:	Courier or express mail:
Forum Shareholder Services, LLC	Forum Shareholder Services, LLC
P.O. Box 446	Two Portland Square
Portland, ME 04112	Portland, ME 04101

Rydex Capital Partners SPhinX Fund

SPECIAL REPURCHASE OFFER TERMS

April 25, 2006

1.             The Special Repurchase Offer. Rydex Capital Partners SPhinX Fund (the “Fund”) is offering to repurchase up to one hundred percent (100%) of the shares of beneficial interest (the “Shares”) of the Fund issued and outstanding as of the Expiration Date (defined below). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on May 25, 2006 (the “Net Asset Value Determination Date”). A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated April 25, 2006 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Special Repurchase Offer (the “Special Repurchase Offer”).

The Fund will not pay interest to participating Shareholders for Shares redeemed, regardless of any delay in payment. Participating Shareholders will not be obligated to pay the Fund brokerage commissions or fees in connection with their demand to redeem Shares. However, a participating Shareholder may be charged a processing fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the “Financial Intermediary”) for participating Shares held by the Financial Intermediary.

The purpose of the Special Repurchase Offer is to provide Shareholders a source of liquidity for their Shares, as Shares are not redeemable daily for cash nor are they traded on a stock exchange. The offer is not conditioned upon the tender for repurchase of any minimum number of Shares, but is subject to other conditions as outlined herein and in the Letter of Transmittal. Notwithstanding anything herein to the contrary, the Fund’s board of trustees (“Board of Trustees”), in its discretion, may pay any portion of the repurchase proceeds with an in-kind distribution of portfolio securities (or any combination of portfolio securities and cash) having a value, determined as of the Net Asset Value Determination Date, equal to the amount to be repurchased.

As of April 3, 2006, there were 904,555.40 Shares issued and outstanding, and the net asset value per Share was $106.71.

Shareholders can obtain the current net asset value per Share during the period of the Special Repurchase Offer by calling 888-59RYDEX (888-597-9339), between the hours of 8:00 a.m. and 6:00 Eastern time, Monday-Friday (except holidays).

The Fund will mail materials for the Special Repurchase Offer on or about April 25, 2006 to Shareholders who are record holders as of April 3, 2006. However, any Shareholder who holds Shares on the Expiration Date (defined below) may participate in the Special Repurchase Offer.

2.             Expiration Date. All tenders of Shares for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Fund’s transfer agent, Forum Shareholder Services, LLC (the “Transfer Agent”), on or before 12:00 midnight Eastern time on May 22, 2006 (the “Expiration Date”). Requests to tender Shares submitted to the Transfer Agent must be sent to the addresses specified in the Letter of Transmittal.

3.             Net Asset Value Determination Date. The value of the Shares tendered in this Special Repurchase Offer will likely change between May 22, 2006 (the “Expiration Date”) and May 25, 2006 (the “Net Asset Value Determination Date”), when the value of the Shares tendered to the Fund will be determined to calculate the Repurchase Price, which will be the net asset value of the Shares as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date (the “Repurchase Price”).

The initial publication of the Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Prospectus of the Fund. The Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by the Fund.

Shareholders are encouraged to obtain current quotations of the Fund net asset value prior to making a decision regarding this offer.

Below is a table representing the Fund’s high and low net asset value calculations for each of the previous six quarters. As discussed above, Shares are not redeemable daily for cash nor are they traded on a stock exchange.

	4th Qtr 2004	1st Qtr 2005	2nd Qtr 2005	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006
High NAV	$104.45	$104.82	$103.77	$105.28	$105.27	$106.77
Low NAV	$101.40	$103.35	$101.80	$103.37	$103.12	$103.11

4.             Net Asset Values. Although Shareholders must determine whether to tender Shares prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset values can and may fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date. The net asset values on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

5.             Payment for Repurchased Shares. Generally, the Shareholder will receive an initial payment (“Initial Payment”) equal to at least 90% of the net asset value of the Shares repurchased within approximately 25 days after the Net Asset Value Determination Date. The balance due (“Balance Due”), if any, will be determined and generally paid within approximately 35 days after the Net Asset Value Determination Date. A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest, as defined below, payable to the Fund. A Shareholder may be charged a processing fee by the Shareholder’s Financial Intermediary for assistance in transmitting the required documentation.

With respect to the Special Repurchase Offer, the Fund intends to make prompt payment of the proceeds for any Shares repurchased in the Special Repurchase Offer on or about May 30, 2006. However, there is a likelihood that any tender of Fund shares in connection with the Special Repurchase Offer will result in the payment of approximately 89% of the repurchase cash proceeds within the timeframes set forth in the Special Repurchase Offer materials. The remaining 11% of proceeds will be withheld pending resolution of the Refco bankruptcy proceedings.

The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares, in compliance with any applicable law.

Although the Fund will attempt to make payment for Shares promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund’s control. The Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Fund’s making payment for Shares.

The Fund will have accepted for payment Shares validly submitted for repurchase and not withdrawn, when the Fund gives oral or written notice to the Transfer Agent of the Fund’s acceptance for payment of such Shares pursuant to the Special Repurchase Offer.

The Board of Trustees, in its discretion, may pay any portion of the repurchase proceeds with an in-kind distribution of portfolio securities (or any combination of portfolio securities and cash) having a value, determined as of the Net Asset Value Determination Date, equal to the amount to be repurchased.

6.             Withdrawal of Tender of Interest for Repurchase. Shares tendered pursuant to the Special Repurchase Offer may be withdrawn or the amount of Shares tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Special Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Transfer Agent at one of its addresses specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

Shares may be submitted again after a withdrawal has been made if the necessary documents and procedure for the submission of Shares for participation in the Special Repurchase Offer are followed as described herein and in the Letter of Transmittal.

After the Expiration Date, all redemption requests made pursuant to the Special Repurchase Offer are irrevocable.

7.             Suspension or Postponement of Special Repurchase Offer. The Board of Trustees expressly reserves the right, in its sole discretion, to extend the period of time during which the Special Repurchase Offer is open by giving oral or written notice to the Transfer Agent. Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five business days after the previously scheduled Expiration Date. If the Board of Trustees makes a material change in the terms of the Special Repurchase Offer or the information concerning Special Repurchase Offer, or if it waives a material condition in the terms of the Special Repurchase Offer, the Fund will extend the Special Repurchase Offer to the extent required by Rules 13e-4(d)(2) and 13(e)(4) under the Securities Exchange Act of 1934, as amended. During any extension, all Shares previously submitted for redemption and not withdrawn will remain subject to the Special Repurchase Offer, subject to the participating Shareholder’s right to withdraw his or her Shares. The Board of Trustees may cancel the Special Repurchase Offer or postpone the acceptance of Shares if:

(a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Special Repurchase Offer;

(b) there is, in the judgment of the Board of Trustees, any

(i)                                     legal action or proceeding instituted or threatened challenging the Special Repurchase Offer or otherwise materially adversely affecting the Fund,

(ii)                                  declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the States of Maryland, Delaware or Maine that is material to the Fund,

(iii)                               limitation imposed by federal or state authorities on the extension of credit by lending institutions,

(iv)                              suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,

(v)                                 commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund,

(vi)                              material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Special Repurchase Offer, or

(vii)                           other event or condition that would have a material adverse effect on the Fund or its investors if Shares tendered pursuant to the Special Repurchase Offer were purchased; or

(c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Special Repurchase Offer.

However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Special Repurchase Offer or to postpone acceptance of tenders pursuant to the Special Repurchase Offer.

8.             Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the Special Repurchase Offer. The discussion is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Shareholders. The discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, which change could be retroactive. The discussion applies only to Shareholders in whose possession Shares are capital assets within the meaning of Section 1221 of the Code, and may not apply to certain types of Shareholders (such as insurance companies, tax-exempt organizations, and broker-dealers) who may be subject to special rules.

Shareholders should consult their own tax advisers for a complete description of the tax consequences as a result of a redemption of Shares pursuant to the Special Repurchase Offer, including potential state, local and non-U.S. taxation by taxing jurisdictions of which the Shareholder is a resident or domiciliary. In addition, this summary does not address tax considerations arising under any state, local or foreign laws or under United States federal estate or gift tax laws.

U.S. SHAREHOLDERS. This subsection will be relevant to individuals who are citizens of the United States or resident aliens of the United States, domestic corporations, domestic partnerships, and certain estates and trusts treated as “US persons” under the U.S. federal tax law. Under current federal income tax law, the Fund’s purchase of Shares pursuant to the Special Repurchase Offer will generally be a taxable transaction. Shareholders who redeem their Shares receive either “exchange treatment” or “dividend treatment” with respect to their redemption proceeds.

If a redemption satisfies any of paragraphs (1), (2), (3), or (4) of Code section 302(b), the redemption proceeds shall be treated as payment for the Shares redeemed, i.e., the redemption will be accorded exchange treatment. If a redeeming Shareholder is entitled to exchange treatment, such Shareholder would recognize gain or loss for U.S. federal income tax purposes equal to the difference between: (i) the redemption proceeds and (ii)

the shareholder’s adjusted tax basis in the shares redeemed. Such gain or loss would be capital gain or loss if the Shares were a capital asset in the hands of the Shareholder. Under current law, the maximum federal income tax rate applicable to most non-corporate taxpayers on capital gain for assets held more than one year is 15% and the maximum rate for shares held for shorter periods is generally 35%. Gain or loss generally must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) redeemed pursuant to the Special Repurchase Offer, unless the redeeming Shareholder elects to determine the cost or other basis of the Shares using an average basis method in accordance with rules provided by Treasury regulations.

On the other hand, if none of paragraphs (1), (2), (3), or (4) of Code section 302(b) applies, such redemption may be accorded dividend treatment. If so, Code section 301 provides that redeeming Shareholders shall include the amount of that distribution as dividend income to the extent of the Fund’s earnings and profits, taxable at rates that would depend on the application of special rules applicable to dividends. In addition, if certain Shareholders receive dividend (and not exchange) treatment under Code section 301, there may be a constructive dividend under section 305(c) of the Code to Shareholders who do not participate in the Special Repurchase Offer whose proportionate interest in the earnings and assets of the Fund has been increased.

Code section 302(b) provides, in pertinent part, that a redemption shall be accorded exchange treatment if the redemption:

(1)          is “not essentially equivalent to a dividend;”

(2)          is “substantially disproportionate” with respect to the Shareholder;

(3)          is “in complete redemption” of all of the stock of the corporation owned by the Shareholder, or

(4)          in the case of a non-corporate shareholder, is “in partial liquidation” of the distributing corporation.

Under the “wash sale” rules, recognition of a loss on Shares sold pursuant to the Special Repurchase Offer will ordinarily be disallowed to the extent a Shareholder acquires shares within 30 days before or after the date Shares are redeemed pursuant to the Special Repurchase Offer and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss. There are also restrictions on the ability to deduct any capital losses. In addition, if a Shareholder has held Shares for a period of 6 months or less and has received a capital gain dividend with respect to such Shares, any loss on the sale of those Shares must be treated as a long-term capital loss to the extent of the capital gain dividend.

Because the Transfer Agent may be required to withhold 28% of the gross proceeds paid to a Shareholder pursuant to the Special Repurchase Offer unless either: (a) the shareholder has completed and submitted to the Transfer Agent the Substitute Form W-9 included with the Transmittal Letter, providing the Shareholder’s taxpayer identification number/social security number and certifying under penalties of perjury: (i) that the number is correct, and (ii) either that (A) the Shareholder is exempt from backup withholding, (B) the Shareholder has not been notified by the Internal Revenue Service that the Shareholder is subject to backup withholding as a result of an underreporting interest or dividends or (C) the Internal Revenue Service has notified the Shareholder that the Shareholder is no longer subject to backup withholding; (b) the Shareholder is a corporation; or (c) an exception applies under applicable law and Treasury regulations to such Shareholders, failure to have provided the information mentioned in this paragraph will result in a defective submission and the Fund will be unable to repurchase the participating shareholder’s shares. In addition, the individual retirement accounts for which Forum Trust, LLC serves as custodian will be subject to 10% Federal income tax withholding on the gross proceeds received pursuant to the Special Repurchase Offer unless an election is made for no such withholding to apply. A beneficial owner who does not provide a correct TIN may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the beneficial owner’s federal income tax liability. Each beneficial owner of shares should consult with his or her own tax adviser as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption.

NON-U.S. SHAREHOLDERS. In general, a “Non-U.S. Shareholder” is any person other than (1) a citizen or resident of the United States; (2) a corporation or partnership created or organized in the United States under the laws of the United States or any state; (3) an estate or trust that is subject or potentially subject to U.S. federal income tax on its worldwide income on a net basis; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and the substantial decisions of which may be made by U.S. persons. U.S. taxation of a “Non-U.S. Shareholder” depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. Shareholder. Ordinarily, income from the Fund will not be treated as “effectively connected” and, if that is the case, any gain realized upon the redemption of shares pursuant to the terms of the Special Repurchase Offer will not ordinarily be subject to U.S. taxation. If, however, the Non-U.S. Shareholder is treated as a non-resident alien individual but is physically present in the United States for more than 182 days during the taxable year, then, in certain circumstances, gain from the redemption of Shares pursuant to the terms of the Special Repurchase Offer will be subject to U.S. tax of 30% (or lower treaty rate).

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Non-U.S. Shareholder, then any gain (or dividend income) realized upon the sale of Shares pursuant to the terms of the Special Repurchase Offer will be subject to U.S. federal income tax at the graduated rates applicable to U.S. taxpayers.

Non-U.S. Shareholders may be subject to dividend tax withholding at a 30% rate or a lower applicable tax treaty rate on the gross proceeds of the redemption received by such

Shareholder, if the proceeds are treated as a “dividend” under the rules described above. An exemption from this withholding tax is applicable for dividends that qualify as “interest related dividends” or as “short-term capital gain dividends” with respect to the Fund’s taxable years beginning after December 31, 2004, and not beginning after December 31, 2007. In the event that the tax status of the Special Repurchase Offer as a dividend is not clear to the Fund at the time of payment, the Fund will withhold a portion of the proceeds as if the proceeds constitute a dividend. In that case, the redeeming Shareholder may be eligible to claim a refund of the withheld tax by filing a U.S. tax return if the Shareholder can demonstrate that the proceeds were not dividends. Non-U.S. Shareholders should consult their tax advisers regarding application of these withholding rules.

Non-U.S. Shareholders should provide the Transfer Agent with a completed Form W-8 in order to avoid 28% backup withholding. The Transfer Agent will provide Shareholders, upon request, with a Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (W-8 BEN) or a Certificate of Foreign Person’s Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States (W-8 ECI). Failure to provide a completed Form W-8 with the Letter of Transmittal will result in a defective submission and the Fund will be unable to repurchase the Shares submitted.

Non-U.S. Shareholders are advised to consult their own tax advisers with respect to the particular consequences to them of a redemption of Shares pursuant to the Special Repurchase Offer.

9.             Repurchase Fees. The Fund will not pay interest to participating Shareholders for Shares repurchased, regardless of any delay in the payment for Fund repurchases.

The Fund does not charge a special handling or processing fee for repurchases. In addition, no repurchase fee will be assessed to Shares repurchased in connection with the Special Repurchase Offer.

10.          Proper Form of Repurchase Request Documents:

A.            Proper Presentation of Shares for Redemption

For a Shareholder to properly submit Shares pursuant to the Special Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required U.S. tax information, must be transmitted to and received by the Transfer Agent by the Expiration Date. Letters of Transmittal should NOT be sent or delivered to the Fund.

The acceptance by the Fund of Shares for repurchase will constitute a binding agreement between the participating Shareholder and the Fund subject to the conditions and terms of the Special Repurchase Offer.

B.            Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:

•                                          The Letter of Transmittal is signed by all registered holder(s) of the Shares, AND

•                                          There is no change of registration for the Shares that the Shareholder will continue to hold, AND

•                                          The payment of the repurchase proceeds is to be sent to the registered owners of the Shares at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below. See Instruction 1 of the Letter of Transmittal.

Signature(s) on the Letter of Transmittal by the registered holder(s) of Shares submitted for redemption must correspond with the name(s) in which the Shares are registered, without alteration, enlargement or any change whatsoever.

If any of the Shares presented for redemption are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Shares presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted. “Satisfactory” evidence is in the sole discretion of the Fund.

C.            Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Special Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholder(s). The Fund’s interpretations of the terms and conditions of this Special Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

The Fund, Transfer Agent, Rydex or Rydex Distributors, Inc. (the “Distributor”) or any other person are not obligated to give notice of any defects or irregularities in repurchase requests tendered, and they will not incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Shareholder. In all cases, sufficient time should be allowed to ensure timely delivery.

D.            Federal Income Tax Withholding

To prevent U.S. federal income tax backup withholding at a rate generally equal to 28% of the gross payments made pursuant to the Special Repurchase Offer, each U.S. Shareholder who has not previously submitted a correct, completed and signed Form W-9 to the Fund or does not otherwise establish an exemption from withholding must notify the Transfer Agent of the Shareholder’s correct taxpayer identification number (or certify that the taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing the Substitute Form W-9 included in the Letter of Transmittal. Certain U.S. Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements.

Non-U.S. Shareholders who have not previously submitted an appropriate, completed and signed Form W-8 to the Fund must submit a form to the Transfer Agent in order to avoid backup withholding. The Transfer Agent will also provide Shareholders, upon request, with a Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (W-8 BEN) or a Certificate of Foreign Person’s Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States (W-8 ECI).

Individual retirement accounts for which Forum Trust, LLC serves as custodian will be subject to 10% Federal income tax withholding on the gross proceeds received pursuant to the Special Repurchase Offer unless an election is made for no such withholding to apply.

Failure to submit the documentation described above or establish an exemption necessary to prevent backup withholding will result in an invalid submission of Shares for participation in the Special Repurchase Offer, and the Shareholder’s submitted Shares will not be accepted for repurchase.

For a discussion of certain other U.S. federal income tax consequences to participating Shareholders, see Section 9.

Shareholders can obtain the current net asset value per Share during the period of the Special Repurchase Offer by calling 888-59RYDEX (888-597-9339), between the hours of 8:00 a.m. and 6:00 Eastern time, Monday-Friday (except holidays). For a copy of the Fund’s Prospectus, call the Transfer Agent at 888-59RYDEX (888-597-9339) or contact your financial adviser.

11.          Recommendations. The Special Repurchase Offer has been unanimously approved by the Board of Trustees. However, neither the Fund nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Special Repurchase Offer. Shareholders are urged to evaluate carefully all information in the Offer to Purchase, Letter of Transmittal, Combined Proxy Statement/Prospectus, sent under separate cover, and to consult their financial and tax advisers before deciding whether to present Shares for redemption.

The Fund has been advised that no member of the Board of Trustees, affiliate of the Fund or Rydex will participate in the Special Repurchase Offer.

No person has been authorized to make any recommendation on behalf of the Fund or Rydex as to whether Shareholders should present their Shares for redemption pursuant to the Special Repurchase Offer. Any recommendation must not be relied upon as having been authorized by the Fund, Rydex, the Distributor or the Transfer Agent.

No person has been authorized to give any information or to make any representations in connection with the Special Repurchase Offer other than those contained herein or in the Offer to Purchase or Letter of Transmittal. If given or made, any information and representations cannot be relied upon as having been authorized by the Fund, Rydex, the Distributor or the Transfer Agent.

12.          Source and Amount of Funds; Effect of the Special Repurchase Offer. The actual cost of the Special Repurchase Offer cannot be determined at this time because the number of Shares to be repurchased will depend on the number of Shares submitted for redemption and the Repurchase Price will be determined on the Net Asset Determination Date. The total cost to the Fund of repurchasing 100% of its issued and outstanding Shares pursuant to the Special Repurchase Offer would be approximately $96,525,106.73 based on the Fund’s net asset value on April 3, 2006. All Fund shares repurchased by the Fund pursuant to the Special Repurchase Offer will be cancelled.

The Fund has the resources necessary to make payment for Shares submitted for repurchase in the Special Repurchase Offer since the Fund will liquidate Fund portfolio securities to meet redemption requests. The Fund does not currently anticipate to borrow, directly or indirectly, any part of the funds or other consideration to be used in the transaction; however, the Fund reserves the right to do so, in its sole discretion, as disclosed in the Fund’s Prospectus and Statement of Additional Information.

The repurchase of Shares pursuant to the Special Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Shareholders and reducing the net assets of the Fund. The reduced net assets of the Fund as a result of the Special Repurchase Offer will result in a higher expense ratio for the Fund, subject to the Fund’s expense limitation, as described in the Prospectus and Statement of Additional Information. In addition, the Fund’s net asset value may decline because of significant market pressure to dispose of securities, increased Fund brokerage and related transaction expenses and the realization of capital gains by the Fund accompanying the liquidation of portfolio securities for cash.

13.          Certain Legal Matters. The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to a Shareholder’s decision whether to participate in the Special Repurchase Offer.

On October 17, 2005, Refco, Inc., a giant commodities and securities firm, and certain of its affiliates (“Refco”), filed for Chapter 11 bankruptcy protection. On December 20, PlusFunds Group, Inc. (“PlusFunds”), the sponsor of the portfolio funds used as investment vehicles by the Fund, issued a letter to its investors containing important material information about the Refco bankruptcy, potential exposure of PlusFunds to Refco, certain previously unannounced transactions between principals of PlusFunds and Refco, and significant management changes at PlusFunds, effective December 31, 2005.

Prior to filing for bankruptcy, one or more of the portfolio funds sponsored by PlusFunds had used Refco affiliates to hold futures commission accounts and cash accounts. The court handling the Refco bankruptcy proceedings prohibited the redemption of approximately 11% of the Fund’s assets held in the portfolio funds, pending resolution of certain legal issues concerning preferential transfers prior to bankruptcy filing. Rydex is hopeful that this matter will be resolved and that all assets held in the portfolio funds will be made available to the Fund, and is taking, active steps to protect the Fund’s assets.

The Fund’s obligations under the Special Repurchase Offer to accept payment and pay for Shares are subject to certain conditions as described herein.

The Special Repurchase Offer is not being extended to (nor will redemption requests be accepted from or on behalf of) holders of Shares in any jurisdiction in which the offering of the Special Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund reserves the right to exclude Shareholders in any jurisdiction in which the Special Repurchase Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Special Repurchase Offer, the Fund believes that the exclusion of Shareholders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

14.          Interests of Trustees and Officers; Transactions and Arrangements

Concerning Shares. The aggregate number and percentage of Shares beneficially owned by members of the Board of Trustees and the Fund’s executive officers and associates are set forth in the table below.

Name and Position	Number of Shares beneficially owned	Percentage of Shares beneficially owned	Address
Michael P. Byrum, President and Trustee	255.49	0.02824%	c/o Rydex Capital Partners SPhinX Fund 9601 Blackwell Road, Suite 500 Rockville, MD 20850

During the 60 days prior to the Special Repurchase Offer, neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s officers, Trustees, affiliates or associates effected any transaction in Shares.

Neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s officers or Trustees is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Special Repurchase Offer with respect to any securities of the Fund. This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Dated: April 25, 2006